UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 10, 2011

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling,com Tel: (646) 284-9416

TGS Reports Results for the Full Fiscal Year and

Fourth Quarter ended December 31, 2010

FOR IMMEDIATE RELEASE: Thursday, February 10, 2011

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) today reported net income of Ps. 102.2 million, or Ps. 0.129 per share, (Ps. 0.643 per ADS) for the full fiscal year 2010, compared to Ps. 178.4 million, or Ps. 0.225 per share, (Ps. 1.123 per ADS) in the fiscal year ended December 31, 2009. The reduction of net income, of Ps. 76.2 million, mainly stems from the double negative effect of the recognition in 2009 and the derecognition in 2010 of the Ps. 122.1 million revenue related to the 20% natural gas transportation tariff increase that was granted by the Argentine government, and which was retroactive to September 1, 2008. This effect was partially compensated by higher operating income of Ps. 140.1 million generated by the production and commercialization of natural gas liquids (“Liquids”) business segment.

Net income for 2010’s fourth quarter amounted to Ps. 12.1 million, or Ps. 0.015 per share (Ps. 0.076 per ADS), compared with Ps. 139.7 million, or Ps. 0.176 per share (Ps. 0.879 per ADS) registered in the same year-ago quarter. The recognition in 2009 and the derecognition in 2010 of the 20% tariff increase explained most of the negative variation of the 2010’s fourth quarter net income compared to the net income reported in the same 2009 quarter.

Year-Ended December 31, 2010 versus 2009

TGS posted total net revenues of Ps. 1,653.0 million at the close of the fiscal year ended December 31, 2010, compared to Ps. 1,600.6 million registered in 2009’s fiscal year.

Natural gas transportation revenue amounted to Ps. 551.0 million for the fiscal year ended December 31, 2010, compared to Ps. 669.4 million registered in 2009’s fiscal year. The reduction of Ps. 118.4 million is mainly due to the accounting in 2009 of Ps. 122.1 million in revenues associated with the 20% tariff increase that was retroactive to September 1, 2008. As a result of the fact that “ENARGAS” (the National Gas Regulatory Body) has yet not authorized the billing of the tariff increase, along with the fact, that ENARGAS and the Ministry of Federal Planning, Public Investment and Services, respectively, filed an appeal against the verdict issued by the Judge, who upheld the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS, the Company decided to discontinue its recognition in 2010.

The natural gas transportation segment represented approximately 33% and 42% of the Company’s total revenue in 2010 and 2009, respectively. Natural gas transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the gas transportation assets, which belong to the gas trusts created by the Argentine government to expand the transportation capacity of the pipeline system. This segment is also subject to ENARGAS regulation

.

The Production and Commercialization of Liquids segment increased 26.2% to Ps. 1,010.4 million in 2010, from Ps. 800.5 million in 2009. This increase is mainly due to higher export sales, which were driven by more than 30% higher average international prices.

Liquids production and commercialization revenue accounted for approximately 61% and 50% of the total revenue for the fiscal years ended December 31, 2010 and 2009, respectively. Liquids production and commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, which connects each of TGS’s main pipelines, and where ethane, propane, butane and natural gasoline are recovered. The commercialization of Liquids is made for both the Company’s own account and on behalf of its clients.

In the year ended December 31, 2010, Other Services revenues amounted to Ps. 91.6 million, a 29.9% decrease compared to the year 2009, which was mainly explained by the lower revenues generated by construction (partially due to fewer management construction services rendered in connection with pipeline expansion works) and midstream services (as some contracts were cancelled in 2009).

The Other Services segment mainly includes midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 6% and 8% for the years ended December 31, 2010 and 2009, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at the wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the fiscal year ended December 31, 2010, rose by Ps. 128.4 million, compared to the year 2009. This variation is mostly attributable to: (i) a Ps. 48.3 million increase in export taxes, derived mainly from higher international prices; (ii) a Ps. 32.5 million rise in the Liquids costs; (iii) a Ps. 27.2 million allowance for doubtful accounts, which corresponds to the receivable balance that TGS had with MetroGAS S.A. as of the date this client filed for bankruptcy; and, (iv) higher labor costs amounting to Ps. 13.4 million.

The other operating expense of Ps. 122.1 million reported in 2010 corresponded to the derecognition of the revenue related to the 20% tariff increase mentioned above.

Other expenses, net decreased by Ps. 27.2 million mainly due to a revenue of Ps. 18.6 million, which corresponded to the early-cancellation of a firm transportation contract.

Net financial expense decreased to Ps. 163.2 million in 2010, from Ps. 212.1 million reported in 2009. This positive variation is primarily due to a lower depreciation of the local currency when compared to the previous year, which is, in turn, explained mostly by the Ps. 49.5 million lower foreign exchange rate loss.

For 2010, TGS reported a Ps. 99.2 million income tax expense, compared to Ps. 143.3 million reported in 2009. The Ps. 44.1 million decrease is related to a lower taxable income reported in 2010 compared to 2009.

Fourth Quarter 2010 vs. Fourth Quarter 2009

TGS posted in the three-month period ended December 31, 2010, total net revenues of Ps. 429.4 million compared to Ps. 599.0 million in the same period ended December 31, 2009.

Gas transportation revenue during 2010’s fourth quarter was Ps. 80.9 million, 69% below the Ps. 261.3 million reported in the same previous year period. This negative variation is explained by the fact that revenue reported in the fourth quarter of 2009 includes Ps. 122.1 million associated with the 20% tariff increase mentioned above, and revenue reported in the fourth quarter of 2010 eliminated the tariff increase by an amount of Ps. 46.5 million, which corresponds to the revenue accounted in the nine-month period ended September 30, 2010.

The Liquids production and commercialization segment amounted to Ps. 324.7 million in 2010’s fourth quarter, up from Ps. 302.0 million in the same previous year period, representing a 7.5% increase, which was mainly attributable to higher Liquids international prices during 2010’s fourth quarter.

In 2010’s fourth quarter, Other Services revenues amounted to Ps. 23.8 million, a 33% decrease when compared to revenues of Ps. 35.7 million in the same 2009 period. This decrease resulted from lower sales generated by the management construction services (associated with the expansion of TGS’s pipeline system) and midstream services (as some contracts were cancelled in 2009).

Costs of sales and administrative and selling expenses for the fourth quarter of 2010 decreased slightly by Ps. 5.4 million to Ps. 320.2 million, from Ps. 325.6 million in the same quarter of 2009.

The Ps. 122.1 million other operating expense reported in fourth quarter of 2010 corresponded to the derecognition of the revenue related to the 20% tariff increase mentioned above.

Other income / (expense), net registered a positive variation of Ps. 36.9 million in the fourth quarter of 2010 compared with 2009’s fourth quarter. This variation mainly stems from: (i) a Ps. 18.6 million revenue, which corresponded to the early-cancellation of a firm transportation contract; and, (ii) lower contingency accruals amounting to Ps. 14.4 million.

Net financial income / (expense) recorded a positive variation of Ps. 55.2 million. The reversion of Ps. 56.0 million of the financial discount adjustment derived from the valuation of the 20% tariff increase receivable explained basically the positive variation.

In the quarter ended December 31, 2010, income tax expense decreased by Ps. 67.6 million, compared to the same period of 2009. This reduction stems from a lower taxable income reported in 2010’s fourth quarter.

Liquidity and Capital Resources

Cash and cash equivalent decreased to Ps. 64.4 million in 2010 from Ps. 420.4 million in 2009. This significant reduction was due to: (i) a Ps. 191.1 million cash decline resulting from the operating activities, considering that the Company paid in 2010 more income tax for Ps. 166.4 million (in 2009, TGS compensated a Ps. 117.3 million tax receivable), and (ii) Ps. 113.3 million in cash used to finance activities in 2010, which compares with a net cash inflow of Ps. 58.0 million generated in 2009, originated by the funds borrowed from a customer.

Today, TGS also declared its annual 2010 cash dividend amounting to Ps. 40,000,000, which represents approximately Ps. 0.050 per share (Ps. 0.252 per ADS), and it will be presented for approval at the Annual Shareholders' Meeting.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.8 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Argentina S.A. and a subsidiary, 40% by a trust whose fiduciary is ABN AMRO BANK N.V. Sucursal Argentina, and 10% by Enron Pipeline Company Argentina S.A. (“EPCA”).

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years ended

December 31, 2010 and 2009

(In millions of Argentine pesos)

Year ended December 31, 2010	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	551.0	1,010.4	91.6	-	1,653.0
Operating income (loss)	63.5	404.7	14.5	(119.3)	363.4
Depreciation of PP&E	156.8	38.6	12.5	6.3	214.2
Additions to PP&E	75.8	33.9	34.5	11.5	155.7
Identifiable assets	3,707.7	497.9	250.5	1,155.2	5,611.3
Identifiable liabilities	387.9	160.5	18.7	1,751.2	2,318.3

Year ended December 31, 2009
Net revenues	669.4	800.5	130.7	-	1,600.6
Operating income (loss)	329.8	264.6	49.6	(82.5)	561.5
Depreciation of PP&E	153.0	40.0	12.2	3.2	208.4
Additions to PP&E	95.6	26.9	32.9	6.0	161.4
Identifiable assets	3,858.6	449.0	235.9	1,075.7	5,619.2
Identifiable liabilities	424.8	125.0	13.4	1,834.9	2,398.1

Breakdown of Net Financial Expense for the years ended

December 31, 2010 and 2009

(In millions of Argentine pesos)

	2010	2009
Generated by Assets
Interest	16.2	13.7
Other receivables discounted value loss	(17.0)	-
Foreign exchange gain	46.1	68.6
Subtotal	45.3	82.3
Generated by Liabilities
Interest expense	(128.8)	(151.4)
Foreign exchange loss	(66.7)	(138.7)
Result of the debt prepayment	5.1	10.8
Others	(18.1)	(15.1)
Subtotal	(208.5)	(294.4)
Total	(163.2)	(212.1)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of December 31, 2010 and 2009
(In millions of Argentine pesos)

	2010	2009
Current assets		
Cash and deposits in banks	470.1	441.0
Investments, net	619.4	584.1
Trade receivables, net	317.0	398.0
Other receivables	52.3	32.5
Inventories	12.9	12.5
Total current assets	**1,471.7**	**1,468.1**
Non current assets		
Trade receivables	9.0	11.4
Other receivables	64.9	8.7
Investments, net	2.0	1.8
Property, plant and equipment, net	4,059.2	4,123.4
Intangible assets, net	4.5	5.8
Total non current assets	**4,139.6**	**4,151.1**
Total assets	**5,611.3**	**5,619.2**
Current liabilities		
Accounts payable	293.8	271.2
Loans	14.6	15.0
Payroll and social security taxes payable	37.5	45.5
Taxes payable	97.3	166.0
Advances from customers	18.0	16.4
Other liabilities	6.0	4.9
Provisions for contingencies	106.9	88.8
Total current liabilities	**574.1**	**607.8**
Non current liabilities		
Loans	1,487.1	1,502.3
Taxes payable	29.9	45.6
Advances from customers	227.2	242.4
Total non current liabilities	**1,744.2**	**1,790.3**
Total liabilities	**2,318.3**	**2,398.1**
Shareholders' equity	**3,293.0**	**3,221.1**
Total liabilities and shareholders' equity	**5,611.3**	**5,619.2**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the years ended December 31, 2010 and 2009

(In millions of Argentine pesos)

	2010	2009
Cash flows provided by operating activities		
Net income for the year	102.2	178.4
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	214.2	208.4
Amortization of intangible assets	1.1	1.1
Consumption of materials	5.7	1.4
Increase in allowances and provisions	48.6	26.1
Write off of intangible assets retired	0.3	0.1
(Gain) /loss on related companies	(1.2)	0.5
Interest expense accrual	128.8	151.4
Result of debt prepayment	(5.1)	(10.8)
Interest expense paid	(119.0)	(118.8)
Income tax accrued	99.2	143.3
Income tax and asset tax paid	(191.6)	(25.2)
Foreign exchange loss	69.1	133.5
Changes in assets and liabilities:		
Trade receivables	61.3	(219.6)
Other receivables	(75.5)	3.8
Inventories	(0.5)	(0.2)
Accounts payable	32.1	77.0
Payroll and social security taxes	(7.9)	14.2
Taxes payable	7.4	10.4
Advances from customers	(41.5)	(53.9)
Other liabilities	1.2	(7.1)
Provisions for contingencies	(8.4)	(2.4)
Cash flows provided by operating activities	**320.5**	**511.6**
Cash flows used in investing activities		
Additions to property, plant and equipment	(143.7)	(149.2)
Dividends collected	0.9	-
Cash flows used in investing activities	**(142.8)**	**(149.2)**
Cash flows (used in) / provided by financing activities		
Advances from customers	-	113.5
Dividens paid	(30.3)	(30.0)
Payment of loans	(83.0)	(25.5)
Cash flows (used in) / provided by financing activities	**(113.3)**	**58.0**
Net increase in cash and cash equivalents	**64.4**	**420.4**
Cash and cash equivalents at the beginning of the year	**1,025.1**	**604.7**
Cash and cash equivalents at the end of the year	**1,089.5**	**1,025.1**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: February 10, 2011